UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For June 2015

Commission File No. 001-34824

Ambow Education Holding Ltd.

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District

Beijing 100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Other Information

On June 30, 2015, the Company held an Extraordinary General Meeting Special Meeting of Shareholders to vote on the following proposals. The result of the vote was as follows:

1. Increase the authorized share capital of the Company.

	Votes
For	Against	Abstain
994,556,303	128,924	28,020

2. Consolidation of the Company’s shares.

	Votes
For	Against	Abstain
994,554,503	130,724	28,020

3. Approve and Adopt the Sixth Amended and Restated Memorandum of Association and Articles of Association

	Votes
For	Against	Abstain
980,183,718	14,500,459	29,070

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By: /s/ Jin Huang

Name: Jin Huang

Title: Chairman and Chief Executive Officer

Dated: June 30, 2015